UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
The Scotts Miracle-Gro Company
(Name of Subject Company (issuer))
The Scotts Miracle-Gro Company (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Shares, without par value
(Title of Class of Securities)
810186106
(CUSIP Number of Class of Securities)

David M. Aronowitz
Executive Vice President, General Counsel and Corporate Secretary
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Ronald A. Robins, Jr.
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, Ohio 43215
(614) 464-6400
Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**

$250,000,000.00	$26,750.00
* Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 4,504,504 common shares at the maximum tender offer price of $55.50 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $26,750.00
Form or Registration No.: Schedule TO-I
Filing Party: The Scotts Miracle-Gro Company
Date Filed: January 10, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third-party tender offer subject to Rule 14d-1.
☑  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2007 (the “Schedule TO”) by The Scotts Miracle-Gro Company, an Ohio corporation (“SMG”), and relates to the offer by SMG to purchase for cash up to 4,504,504 of its common shares, without par value, or such lesser number of common shares as is validly tendered and not validly withdrawn, at a price of not less than $48.50 nor greater than $55.50 per share, without interest. SMG’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).
     The information contained in the Offer is expressly incorporated by reference into this Amendment in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
Items 1 through 10.
     Items 1 through 10 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are hereby amended and supplemented as follows:
(1)	The first sentence of the fourth paragraph on the cover page of the Offer to Purchase is amended and restated in its entirety to read as follows:

The Offer is subject to important conditions, including the receipt by us of financing on terms and conditions reasonably satisfactory to us in an amount sufficient to purchase shares pursuant to the Offer.

(2)	A new sentence is added at the conclusion of the carryover paragraph at the top of page vii of the Offer to Purchase under the heading “What is the purpose of the Offer?” to read as follows:

Until we have obtained financing under the new credit facilities referenced in the Commitment Letter, we cannot determine the precise effect that the new credit facilities and the Offer will have on us and our shareholders.

(3)	A new heading and paragraph thereunder are inserted immediately following the carryover paragraph at the top of page vii of the Offer to Purchase to read as follows:

Is the Offer subject to a financing condition?

Yes. In addition to other conditions of the Offer, we will not accept and pay for tendered shares unless we obtain financing on terms and conditions reasonably satisfactory to us, under the new credit facilities referenced in the Commitment Letter, in an amount sufficient to purchase shares pursuant to the Offer. See Section 9, “Source and Amount of Funds.”

(4)	The heading “What are the significant conditions of the Offer?” on page vii of the Offer to Purchase is amended by inserting the word “other” immediately before the word “significant.”

(5)	The first bullet point under the heading “What are the significant conditions of the Offer?” on page vii of the Offer to Purchase is deleted in its entirety.

(6)	A new sentence is added at the conclusion of the paragraph under the heading “If I decide not to tender, how will the Offer affect my shares?” on page xii of the Offer to Purchase to read as follows:

On a pro forma basis, assuming we complete the Offer, pay the special cash dividend and complete certain other transactions described in Section 10, “Certain Information Concerning SMG—Selected Historical and Pro Forma Financial Information,” the net book value per share as of September 30, 2006 would have been $5.15 as compared to the actual net book value per share of $16.24 on that date.

(7)	The first sentence of the second paragraph on page 2 of the Offer to Purchase under the heading “Introduction” is amended and restated in its entirety to read as follows:

The Offer is subject to important conditions, including the receipt by us of financing on terms and conditions reasonably satisfactory to us in an amount sufficient to purchase shares pursuant to the Offer.

(8)	The first sentence of the first paragraph on page 4 of the Offer to Purchase under the heading “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot” is amended and restated in its entirety to read as follows:

We also expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7, “Conditions of the Offer,” shall have occurred or shall be deemed by us in our reasonable judgment to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension.

(9)	A new sentence is added immediately following the second bullet point under the heading “Withdrawal Rights” on page 14 of the Offer to Purchase to read as follows:

If you tendered shares at more than one price or otherwise pursuant to separate Letters of Transmittal and wish to withdraw some or all of such shares, you are not required to submit separate written notices of withdrawal.

(10)	The fifth paragraph on page 15 of the Offer to Purchase under the heading “Withdrawal Rights” is amended and restated in its entirety to read as follows:

If SMG extends the Offer or is delayed in its purchase of shares, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of SMG, and such shares may not be withdrawn, except to the extent the tendering shareholders are entitled to withdrawal rights as described in this Section 4.

(11)	The first sentence of the first paragraph under the heading “Conditions of the Offer” on page 17 of the Offer to Purchase is amended and restated in its entirety to read as follows:

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the date of commencement of the Offer and prior to the Expiration Time and, in the case of any required governmental approval, prior to the time of payment for any shares (whether any shares have theretofore been accepted for payment), any of the following events occur or are determined by us in our reasonable judgment to have occurred:

(12)	The first bullet point under the heading “Conditions of the Offer” on page 17 of the Offer to Purchase is amended and restated in its entirety to read as follows:
•	we are unable by the Expiration Time to borrow on terms and conditions reasonably satisfactory to us, under the new credit facilities referenced in the Commitment Letter, an amount sufficient to purchase shares pursuant to the Offer;
(13)	The fourth bullet point under the heading “Conditions of the Offer” on page 17 of the Offer to Purchase is amended and restated in its entirety to read as follows:
•	a material change in U.S. currency exchange rates or a suspension of or limitation on the markets for such currency;
(14)	The third bullet point on page 24 of the Offer to Purchase under the heading “Certain Information Concerning SMG” is amended and restated in its entirety to read as follows:
•	Current Reports on Form 8-K, as filed on November 8, 2006, November 13, 2006, December 7, 2006, January 5, 2007, January 23, 2007 and January 31, 2007; and
(15)	The last sentence of the carryover paragraph at the top of page 25 of the Offer to Purchase under the heading “Certain Information Concerning SMG” is amended and restated in its entirety to read as follows:

The Offer is conditioned upon the receipt by us of financing on terms and conditions reasonably satisfactory to us.

(16)	A new paragraph is added immediately above the heading “Transactions and Arrangements Concerning the Shares” on page 30 of the Offer to Purchase to read as follows:

On January 25, 2007, John Walker, Ph.D. and John M. Sullivan retired as members of our Board of Directors for personal reasons. On January 25, 2007, our Board of Directors, upon the recommendation of the Governance and Nominating Committee, appointed John S. Shiely as a director to fill the vacancy created by the retirement of Mr. Sullivan. As of the date of his appointment, Mr. Shiely did not beneficially own any Common Shares.

(17)	The first sentence of the first paragraph under the heading “Extension of the Offer; Termination; Amendment” on page 38 of the Offer to Purchase is amended and restated in its entirety to read as follows:

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us in our reasonable judgment to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension.

(18)	The fourth sentence of the first paragraph under the heading “Extension of the Offer; Termination; Amendment” on page 38 of the Offer to Purchase is amended and restated in its entirety to read as follows:

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us in our reasonable judgment to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer.
Item 11.  Additional Information.
     Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following:
     On January 23, 2007, SMG issued a News Release concerning information regarding its results of operations and financial condition for the three month period ended December 30, 2006, which News Release is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(iv)	News Release, dated January 23, 2007 (incorporated herein by reference to SMG's Current Report on Form 8-K filed January 23, 2007 (File No. 1-11593) [Exhibit 99.1]).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ David. M. Aronowitz

(Signature)
David M. Aronowitz, Executive Vice President, General Counsel and Corporate Secretary

(Name and title)
February 2, 2007

(Date)

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated January 10, 2007.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 10, 2007.

(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)*	Letter to Participants in The Scotts Company LLC Retirement Savings Plan.

(a)(1)(viii)*	Letter to Participants in the Smith & Hawken 401(k) Plan.

(a)(1)(ix)*	Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan.

(a)(1)(x)*	Notice from Merrill Lynch to Holders of Vested Stock Options and Freestanding Stock Appreciation Rights.

(a)(1)(xi)*	E-mail from Merrill Lynch to SMG Option and Freestanding Stock Appreciation Rights Holders.

(a)(1)(xii)	Internal communication to associates of SMG and its subsidiaries posted on SMG’s intranet on December 12, 2006 (incorporated herein by reference to SMG’s Tender Offer Statement on Schedule TO filed December 12, 2006 (File No. 1-13292) [Exhibit 99.2]).

(a)(1)(xiii)*	Internal communication to associates of SMG and its subsidiaries posted on SMG’s intranet on January 10, 2007.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release, dated December 12, 2006 (incorporated herein by reference to SMG’s Tender Offer Statement on Schedule TO filed December 12, 2006 (File No. 1-13292) [Exhibit 99.1]).

(a)(5)(ii)*	Press Release, dated January 10, 2007.

(a)(5)(iii)*	Form of Summary Advertisement dated January 10, 2007.

(a)(5)(iv)	News Release, dated January 23, 2007 (incorporated herein by reference to SMG's Current Report on Form 8-K filed January 23, 2007 (File No. 1-11593) [Exhibit 99.1]).

(b)(i)*	Commitment Letter, dated December 11, 2006, between SMG and JPMorgan Chase Bank, N.A., Bank of America, N.A. and Citigroup Global Markets Inc. and certain of their respective affiliates.

(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of May 19, 1995, among Stern’s Miracle-Gro Products, Inc., Stern’s Nurseries, Inc., Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, Hagedorn Partnership, L.P., the general partners of Hagedorn Partnership, L.P., Horace Hagedorn, Community Funds, Inc., and John Kenlon, The Scotts Company and ZYX Corporation (incorporated herein by reference to the Current Report on Form 8-K dated May 31, 1995 and filed June 2, 1995, of The Scotts Company, an Ohio corporation (‘‘Scotts”) (File No. 0-19768) [Exhibit 2(b)]).

(d)(ii)	First Amendment to Amended and Restated Agreement and Plan of Merger, made and entered into as of October 1, 1999, among The Scotts Company, Scotts Miracle-Gro Products, Inc. (as successor to ZYX Corporation and Stern’s Miracle-Gro Products, Inc.), Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, Hagedorn Partnership, L.P., Community Funds, Inc., Horace Hagedorn and John Kenlon, and James Hagedorn, Katherine Hagedorn Littlefield, Paul Hagedorn, Peter Hagedorn, Robert Hagedorn and Susan Hagedorn (incorporated herein by reference to Scotts’ Current Report on Form 8-K dated October 4, 1999 and filed October 5, 1999 (File No. 1-11593) [Exhibit 2]).

(d)(iii)(A)	The O.M. Scott & Sons Company Excess Benefit Plan, effective October 1, 1993 (incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 1993, of The Scotts Company, a Delaware corporation (File No. 0-19768) [Exhibit 10(h)]).

(d)(iii)(B)	First Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of January 1, 1998 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(a)(2)]).

(d)(iii)(C)	Second Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of January 1, 1999 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(a)(3)]).

(d)(iii)(D)	Third Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Company LLC Excess Benefit Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(CC)]).

(d)(iv)	The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.4]).

(d)(v)	Specimen form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(vi)	Executive Officers of The Scotts Miracle-Gro Company who are parties to form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed September 18, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(vii)(A)	The Scotts Company 1996 Stock Option Plan (as amended through May 15, 2000) (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2000 (File No. 1-13292) [Exhibit 10(d)]).

(d)(vii)(B)	The Scotts Company 1996 Stock Option Plan (2002 Amendment) (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2002 (File No. 1-13292) [Exhibit 10(d)(i)]).

(d)(vii)(C)	Amendment to The Scotts Company 1996 Stock Option Plan — 2005 Amendment, effective as of March 18, 2005 (amended title of plan to be The Scotts Miracle-Gro Company 1996 Stock Option Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(z)]).

(d)(viii)	Form of 1996 Stock Option Plan Stock Option Agreement — Non-Qualified Stock Option (incorporated herein by reference to Scotts’ Current Report on Form 8-K filed November 19, 2004 (File No. 1-13292) [Exhibit 10.7]).

(d)(ix)	Specimen form of Stock Option Agreement (as amended through October 23, 2001) for Non-Qualified Stock Options granted to employees under The Scotts Company 1996 Stock Option Plan, French specimen (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(f)]).

(d)(x)(A)	The Scotts Company Executive Retirement Plan (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 1998 (File No. 1-11593) [Exhibit 10(j)]).

(d)(x)(B)	First Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 1999 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(g)(2)]).

(d)(x)(C)	Second Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2000 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(g)(3)]).

(d)(x)(D)	Third Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2003 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (File No. 1-13292) [Exhibit 10(g)(4)]).

(d)(x)(E)	Fourth Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2004 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (File No. 1-13292) [Exhibit 10(g)(5)]).

(d)(x)(F)	Fifth Amendment to The Scotts Company Executive Retirement Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Company LLC Executive Retirement Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(DD)]).

(d)(xi)	Employment Agreement, dated as of May 19, 1995, between The Scotts Company and James Hagedorn (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (File No. 1-11593) [Exhibit 10(p)]).

(d)(xii)(A)	Letter agreement, dated June 8, 2000, between The Scotts Company and Patrick J. Norton (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (File No. 1-13292) [Exhibit 10(q)]).

(d)(xii)(B)	Letter agreement, dated November 5, 2002, and accepted by Mr. Norton on November 22, 2002, pertaining to the terms of employment of Patrick J. Norton through December 31, 2005, and superseding certain provisions of the letter agreement, dated June 8, 2000, between The Scotts Company and Mr. Norton (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 1-13292) [Exhibit 10(q)]).

(d)(xii)(C)	Letter of Extension, dated October 25, 2005, between The Scotts Miracle-Gro Company and Patrick J. Norton (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 14, 2005 (File No. 1-13292) [Exhibit 10.3]).

(d)(xiii)	Written description of employment, severance and change in control terms between SMG and David M. Aronowitz and Denise S. Stump (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 1-13292) [Exhibit 10(k)]).

(d)(xiv)(A)	The Scotts Company 2003 Stock Option and Incentive Equity Plan (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2002 (File No. 1-13292) [Exhibit 10(w)]).

(d)(xiv)(B)	First Amendment to The Scotts Company 2003 Stock Option and Incentive Equity Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Miracle-Gro Company 2003 Stock Option and Incentive Equity Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(AA)]).

(d)(xv)	Employment Agreement for Christopher Nagel, entered into effective as of October 1, 2006, by and between Christopher Nagel and The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 7, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(xvi)	The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan Award Agreement for Employees, evidencing Restricted Stock Award of 38,000 Restricted Common Shares Awarded to Christopher Nagel on October 1, 2006 by The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 7, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(xvii)	Form of 2003 Stock Option and Incentive Equity Plan Award Agreement for Nondirectors (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-13292) [Exhibit 10(u)]).

(d)(xviii)	Form of 2003 Stock Option and Incentive Equity Plan Award Agreement for Directors (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-13292) [Exhibit 10(v)]).

(d)(xix)	The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(xx)	Specimen form of Award Agreement used to evidence Time-Based Nonqualified Stock Options for Non-Employee Directors under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.3]).

(d)(xxi)	Specimen form of Award Agreement to evidence Time-Based Nonqualified Stock Options for Employees under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (File No. 1-13292) [Exhibit 10(b)]).

(d)(xxii)	Specimen form of Award Agreement for Third Party Service Providers to evidence awards under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan to third party service providers (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006 (File No. 1-13292) [Exhibit 10.3]).

(d)(xxiii)	The Scotts Miracle-Gro Company Discounted Stock Purchase Plan (As Amended and Restated as of January 26, 2006; Reflects 2-for-1 Stock Split Distributed on November 9, 2005) (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(xxiv)	Summary of Compensation for Directors of The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 1-13292) [Exhibit 10(jj)]).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO on January 10, 2007.